Exhibit 99(ll)

[MidAmerican Energy News Release]

[MidAmerican Energy Logo]

Contact:  Keith Hartje (Media) Sue Rozema (Investors) Chuck Burgess/Adam Miller
          (515) 281-2575       (515) 281-2250         Abernathy MacGregor Group
                                                      (212) 371-5999

For Release:  IMMEDIATELY

                   MIDAMERICAN ASKS FERC TO REJECT IES FILING

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Des Moines,  Iowa (August 29, 1996) --  MidAmerican  Energy  Company  (NYSE:MEC)
continued its effort to obtain prompt regulatory approvals of its proposed merger with IES Industries Inc. (NYSE:IES) by filing a motion today with the Federal Energy Regulatory Commission (FERC) asking the FERC to reject a recent IES filing. On August 28, IES filed a motion with the FERC asking that MidAmerican's merger application be rejected.

"We are confident that our merger application will move forward without interruption," said Stanley J. Bright, president and CEO of MidAmerican Energy. "We believe that our proposal is in the best interests of the shareholders of IES, MidAmerican Energy and the state of Iowa. Our FERC filing, which took place only 21 days after we announced our merger proposal, is an indication of our resolve and dedication to the pursuit of a MidAmerican/IES merger."

IES took almost four months to file for approval regarding its proposed merger with WPL Holdings, Inc. and Interstate Power Company (The "Wisconsin deal"). IES' filing was amended as recently as July 29, 1996.

Mr. Bright further explained that the proposed merger with IES will allow the two companies, which have contiguous and overlapping service territories, to realize synergies that the Wisconsin deal cannot match.

MidAmerican previously announced it has filed a plan with the Iowa Utilities Board that would reduce or freeze prices for its retail customers in Iowa through the year 2001. If MidAmerican's proposal is approved, IES customers could realize savings from that plan.


MidAmerican Energy Company, Iowa's largest utility, serves 635,000 electric customers and 600,000 natural gas customers in Iowa, Illinois, South Dakota and Nebraska. The Company is headquartered in Des Moines.

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MidAmerican  has filed  with the  Securities  and  Exchange  Commission  a proxy statement and other materials relating to the solicitation of proxies against the proposed IES/WPL/Interstate transaction and that proxy statement and the other materials are incorporated herein by reference.